

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2012

Via E-mail
Alyson G. Beasley
Vice President & Treasurer
Southeastern Banking Corporation
P. O. Box 455, 1010 North Way
Darien, Georgia 31305

> **Re:** **Southeastern Banking Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 29, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-32627**

Dear Ms. Beasley:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief